

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 25, 2009

Chien Chih Liu
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

> **Re:** **Rotoblock Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 9, 2009**
> **File No. 0-51428**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In order for shareholders to make informed voting decisions, they need to be provided with sufficient information to evaluate actions upon which their consent is sought. Here you are asking them to consent to approve an action to grant the board blanket authorization to undertake whatever reverse split transaction it chooses anytime in the future. Please explain to us why you believe that it is consistent with the proxy rules and with state law to seek consent from shareholders of a future transaction when shareholders do not have sufficient information to evaluate the timing, the terms, the risks, and the effects of whatever transaction the board might eventually decide to undertake. Alternatively, delete this action

and obtain shareholder consent at such time in the future when the board fixes the terms of the reverse stock split and can provide shareholders with the information they need in order to make an informed voting decision.

2.   The basis for your ability to file the proposed action on Schedule 14C is not clear. Please identify the shareholders that have provided written consent and describe the shareholders' respective relationships to Rotoblock Corporation in materially complete detail. In addition, please describe the events that led to the obtainment of written consents. Finally, provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

3.   Please refer to Note A of Schedule 14A which states that "where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrant's security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition." In this situation, information required by Items 11, 13, and 14 shall be furnished. Here, explain whether the solicitation of shareholders is for the purpose of approving the authorization of additional securities which are to be used for the acquisition of Hikom Gottel Corporation. We note that you've commenced acquisition activities with respect to this entity. Refer to disclosure in your Form 10-Q for the quarter ended October 31, 2008.

Reverse split of the common stock, page 3

4.   Please disclose the reasons for the reverse stock split.

Amendment to the articles of incorporation, page 3

5.   Please expand this section to indicate, as of the most recent date practicable:

- the number of outstanding shares of common stock and preferred stock;
- the number of authorized shares of common stock and preferred stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements; and
- the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the increase in authorized shares.

6.   Please disclose whether you have any current plans, arrangements or understandings regarding the issuance of common or preferred stock. For example, we note the disclosure:

- in your Form 8-K filed February 3, 2009 that you issued five million common shares to Chien Chih Liu and 2.5 million common shares to Mariya Petrovska in lieu of compensation;
- on page 15 of your Form 10-K for the fiscal year ended April 30, 2008 that you issued two million common shares to Chien Chih Liu in lieu of compensation; and
- on page 39 of your Form 10-K that you signed a term sheet to acquire 51% interest in Hikom Gottel Corporation for $25 million in cash and stock options.

7.   We note the terms of any class of common stock or preferred stock will be set in the future without shareholder approval. Please disclose the potential negative consequences the terms could have on the voting power of existing stockholders.

8.   Please expand the discussion on page 4 of the anti-takeover effect to disclose whether the increase in the number of common shares and the authorization of classes of common and preferred stock is the result of or in response to any accumulation of stock or threatened takeover. Please refer to Release No. 34-15230. It appears in this respect that after the increase in authorized common stock there will be a substantial number of authorized, but unreserved shares that directors will be able to issue without shareholder approval, including issuances in takeover contexts to frustrate transactions opposed by management. For example, the additional unreserved shares could be issued without shareholder approval to resist a takeover effort at a price substantially in excess of then current market prices, which a majority of the independent shareholders favor.

Security Ownership of Executive Officers, Directors and Five Percent Stockholders, page 5

9.   Please expand the table to disclose shares underlying options and warrants held by Mr. Chin and, if applicable, other stockholders in this table. See Rule 13d-3 of the Securities Exchange Act of 1934. We note the disclosure on page 16 of your Form 10-KSB for the fiscal year ended April 30, 2008 that you issued 1.8 million warrants to Mr. Chin.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3397 if you have questions.

Sincerely,

Jay Ingram
Special Counsel